UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33633

ZEP INC.

(Exact name of registrant as specified in its charter)

1310 Seaboard Industrial Boulevard NW

Atlanta, Georgia 30318-2825

(404) 352-1680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 per value per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One (1)
Preferred Stock Purchase Rights: Zero (0)

Explanatory Note: On July 6, 2015, a Form 15 was filed by Zep Inc. prior to the filing of a registration withdrawal request with respect to its effective Registration Statement on Form S-3 (File No. 333-186093) (the “Registration Statement”).  No securities were sold under the Registration Statement.  The registration withdrawal request was filed on July 10, 2015 and the Securities and Exchange Commission consented to the registration withdrawal request on July 14, 2015.  Accordingly, the purpose of this Amendment No. 1 is to withdraw the previous Form 15 filing with respect to the securities covered thereby and to replace such filing with this Amendment No. 1.

Pursuant to the requirements of the Securities Exchange Act of 1934 Zep Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 14, 2015

Zep Inc.

		By:	/s/ Valerie Barney
		Name:	Valerie Barney
		Title:	Vice President and Chief Legal Officer